CANADIAN NATURAL RESOURCES LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
NOVEMBER 2, 2022

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Sep 30 2022	Dec 31 2021
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$565	$744
Accounts receivable		3,912	3,111
Inventory		1,836	1,548
Prepaids and other		346	195
Investments	6	403	309
Current portion of other long-term assets	7	88	35
		7,150	5,942
Exploration and evaluation assets	3	2,227	2,250
Property, plant and equipment	4	66,172	66,400
Lease assets	5	1,444	1,508
Other long-term assets	7	486	565
		$77,479	$76,665
LIABILITIES
Current liabilities
Accounts payable		$1,265	$803
Accrued liabilities		3,943	3,064
Current income taxes payable		1,552	1,607
Current portion of long-term debt	8	1,369	1,000
Current portion of other long-term liabilities	5,9	996	948
		9,125	7,422
Long-term debt	8	11,580	13,694
Other long-term liabilities	5,9	7,930	8,384
Deferred income taxes		10,705	10,220
		39,340	39,720
SHAREHOLDERS' EQUITY
Share capital	11	10,162	10,168
Retained earnings		27,747	26,778
Accumulated other comprehensive income (loss)	12	230	(1)
		38,139	36,945
		$77,479	$76,665
Commitments and contingencies (note 16)

Approved by the Board of Directors on November 2, 2022.

Canadian Natural Resources Limited	1	Three and nine months ended September 30, 2022

CONSOLIDATED STATEMENTS OF EARNINGS

		Three Months Ended		Nine Months Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Sep 30 2022	Sep 30 2021	Sep 30 2022	Sep 30 2021
Product sales	17	$12,574	$8,521	$38,518	$22,664
Less: royalties		(2,117)	(810)	(5,909)	(1,820)
Revenue		10,457	7,711	32,609	20,844
Expenses
Production		2,076	1,762	6,403	5,283
Transportation, blending and feedstock		2,235	1,516	7,372	4,539
Depletion, depreciation and amortization	4,5	1,454	1,442	4,224	4,251
Administration		94	87	307	269
Share-based compensation	9	(4)	57	485	323
Asset retirement obligation accretion	9	82	47	199	139
Interest and other financing expense		150	178	473	540
Risk management activities	15	(92)	(23)	(48)	34
Foreign exchange loss (gain)		736	281	923	(21)
Gain on acquisitions		—	(478)	—	(478)
Income from North West Redwater Partnership	7	—	—	—	(400)
(Gain) loss from investments	6	(39)	33	(103)	(136)
		6,692	4,902	20,235	14,343
Earnings before taxes		3,765	2,809	12,374	6,501
Current income tax expense	10	757	551	2,507	1,165
Deferred income tax expense	10	194	56	450	206
Net earnings		$2,814	$2,202	$9,417	$5,130
Net earnings per common share
Basic	14	$2.52	$1.87	$8.23	$4.33
Diluted	14	$2.49	$1.86	$8.12	$4.32
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended		Nine Months Ended
(millions of Canadian dollars, unaudited)	Sep 30 2022	Sep 30 2021	Sep 30 2022	Sep 30 2021
Net earnings	$2,814	$2,202	$9,417	$5,130
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income during the period, net of taxes of $nil (2021 – $1 million) – three months ended; $1 million (2021 – $3 million) – nine months ended	—	16	4	34
Reclassification to net earnings, net of taxes of $nil (2021 – $nil) – three months ended; $1 million (2021 – $1 million) – nine months ended	(2)	(3)	(6)	(8)
	(2)	13	(2)	26
Foreign currency translation adjustment
Translation of net investment	185	70	233	3
Other comprehensive income, net of taxes	183	83	231	29
Comprehensive income	$2,997	$2,285	$9,648	$5,159

Canadian Natural Resources Limited	2	Three and nine months ended September 30, 2022

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Nine Months Ended
(millions of Canadian dollars, unaudited)	Note	Sep 30 2022	Sep 30 2021
Share capital	11
Balance – beginning of period		$10,168	$9,606
Issued upon exercise of stock options		332	347
Previously recognized liability on stock options exercised for common shares		276	50
Purchase of common shares under Normal Course Issuer Bid		(614)	(146)
Balance – end of period		10,162	9,857
Retained earnings
Balance – beginning of period		26,778	22,766
Net earnings		9,417	5,130
Dividends on common shares	11	(4,237)	(1,667)
Purchase of common shares under Normal Course Issuer Bid	11	(4,211)	(597)
Balance – end of period		27,747	25,632
Accumulated other comprehensive income (loss)	12
Balance – beginning of period		(1)	8
Other comprehensive income, net of taxes		231	29
Balance – end of period		230	37
Shareholders' equity		$38,139	$35,526

Canadian Natural Resources Limited	3	Three and nine months ended September 30, 2022

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Nine Months Ended
(millions of Canadian dollars, unaudited)	Note	Sep 30 2022	Sep 30 2021	Sep 30 2022	Sep 30 2021
Operating activities
Net earnings		$2,814	$2,202	$9,417	$5,130
Non-cash items
Depletion, depreciation and amortization		1,454	1,442	4,224	4,251
Share-based compensation		(4)	57	485	323
Asset retirement obligation accretion		82	47	199	139
Unrealized risk management (gain) loss		(48)	(19)	(43)	11
Unrealized foreign exchange loss (gain)		785	197	1,055	(126)
Realized foreign exchange loss (gain) (1)		—	118	(69)	118
Gain on acquisitions		—	(478)	—	(478)
(Gain) loss from investments	6	(36)	35	(94)	(129)
Deferred income tax expense		194	56	450	206
Proceeds on settlement of cross currency swap	15	—	—	89	—
Other		(20)	19	(79)	(8)
Abandonment expenditures		(147)	(77)	(349)	(215)
Net change in non-cash working capital		1,024	691	(438)	544
Cash flows from operating activities		6,098	4,290	14,847	9,766
Financing activities
Repayment of bank credit facilities and commercial paper, net	8	—	(1,184)	(1,156)	(4,172)
Repayment of medium-term notes	8	(341)	—	(1,480)	—
Repayment of US dollar debt securities	8	—	(628)	—	(628)
Proceeds on settlement of cross currency swap	15	—	—	69	—
Payment of lease liabilities	5,9	(50)	(49)	(149)	(154)
Issue of common shares on exercise of stock options	11	23	83	332	347
Dividends on common shares		(2,532)	(558)	(4,092)	(1,618)
Purchase of common shares under Normal Course Issuer Bid	11	(1,737)	(507)	(4,825)	(743)
Cash flows used in financing activities		(4,637)	(2,843)	(11,301)	(6,968)
Investing activities
Net expenditures on exploration and evaluation assets	3,17	(3)	(4)	(24)	(5)
Net expenditures on property, plant and equipment	4,17	(1,132)	(953)	(3,879)	(2,934)
Proceeds from investment		—	128	—	128
Repayment of North West Redwater Partnership subordinated debt advances		—	—	—	555
Net change in non-cash working capital		6	108	178	168
Cash flows used in investing activities		(1,129)	(721)	(3,725)	(2,088)
Increase (decrease) in cash and cash equivalents		332	726	(179)	710
Cash and cash equivalents – beginning of period		233	168	744	184
Cash and cash equivalents – end of period		$565	$894	$565	$894
Interest paid on long-term debt, net		$179	$196	$482	$550
Income taxes paid (received), net		$312	$(11)	$2,482	$(94)
(1)Consists of the realized foreign exchange gain on settlement of cross currency swap in 2022 and the realized foreign exchange loss on repayment of US dollar debt securities in 2021.

Canadian Natural Resources Limited	4	Three and nine months ended September 30, 2022

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company's exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom portion of the North Sea; and Côte d’Ivoire and South Africa in Offshore Africa.
The "Oil Sands Mining and Upgrading" segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the "Midstream and Refining" segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 "Interim Financial Reporting", following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2021, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company's annual audited consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2021.
Critical Accounting Estimates and Judgements
The Company has made estimates, assumptions and judgements regarding certain assets, liabilities, revenues and expenses in the preparation of these interim consolidated financial statements, primarily related to unsettled transactions and events as of the date of these interim consolidated financial statements. Accordingly, actual results may differ from estimated amounts, and those differences may be material.
2. CHANGE IN ACCOUNTING POLICIES
In May 2020, the IASB issued amendments to IAS 16 "Property, Plant and Equipment" to require proceeds received from selling items produced while the entity is preparing the asset for its intended use to be recorded in net earnings, rather than as a reduction in the cost of the asset. The amendments were adopted January 1, 2022 and did not have a significant impact on the Company's interim consolidated financial statements.

Canadian Natural Resources Limited	5	Three and nine months ended September 30, 2022

3. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2021	$2,057	$—	$91	$102	$2,250
Additions	34	—	—	—	34
Transfers to property, plant and equipment	(60)	—	—	—	(60)
Foreign exchange adjustments	—	—	3	—	3
At September 30, 2022	$2,031	$—	$94	$102	$2,227
4. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2021	$77,834	$7,438	$3,980	$46,856	$466	$508	$137,082
Additions / Acquisitions	2,460	78	67	1,277	7	18	3,907
Transfers from exploration & evaluation assets	60	—	—	—	—	—	60
Change in asset retirement obligation estimates	144	(103)	(38)	(328)	—	—	(325)
Derecognitions (1)	(249)	(1)	—	(326)	—	—	(576)
Foreign exchange adjustments and other	—	610	330	—	—	4	944
At September 30, 2022	$80,249	$8,022	$4,339	$47,479	$473	$530	$141,092
Accumulated depletion and depreciation
At December 31, 2021	$52,732	$5,951	$2,923	$8,499	$183	$394	$70,682
Expense	2,576	87	113	1,258	11	18	4,063
Derecognitions (1)	(249)	(1)	—	(326)	—	—	(576)
Foreign exchange adjustments and other	(8)	508	249	(2)	—	4	751
At September 30, 2022	$55,051	$6,545	$3,285	$9,429	$194	$416	$74,920
Net book value
At September 30, 2022	$25,198	$1,477	$1,054	$38,050	$279	$114	$66,172
At December 31, 2021	$25,102	$1,487	$1,057	$38,357	$283	$114	$66,400
(1)An asset is derecognized when no future economic benefits are expected to arise from its continued use or disposal.
During the nine months ended September 30, 2022, the Company acquired a number of crude oil and natural gas properties in the North America Exploration and Production segment for net cash consideration of $513 million and assumed associated asset retirement obligations of $11 million. No net deferred income tax liabilities were recognized and no pre-tax gains were recognized on these transactions.

Canadian Natural Resources Limited	6	Three and nine months ended September 30, 2022

5. LEASES
Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2021	$974	$354	$99	$81	$1,508
Additions	44	27	21	—	92
Depreciation	(80)	(44)	(21)	(16)	(161)
Foreign exchange adjustments and other	—	—	3	2	5
At September 30, 2022	$938	$337	$102	$67	$1,444
Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities as at September 30, 2022 were as follows:

	Sep 30 2022	Dec 31 2021
Lease liabilities	$1,530	$1,584
Less: current portion	193	185
	$1,337	$1,399
Total cash outflows for leases for the three months ended September 30, 2022, including payments related to short-term leases not reported as lease assets, were $326 million (three months ended September 30, 2021 – $257 million; nine months ended September 30, 2022 – $882 million; nine months ended September 30, 2021 – $831 million). Interest expense on leases for the three months ended September 30, 2022 was $15 million (three months ended September 30, 2021 – $15 million; nine months ended September 30, 2022 – $45 million; nine months ended September 30, 2021 – $47 million).
6. INVESTMENTS
As at September 30, 2022, the Company had the following investment:

	Sep 30 2022	Dec 31 2021
Investment in PrairieSky Royalty Ltd.	$403	$309
The (gain) loss from the investments was comprised as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2022	Sep 30 2021(1)	Sep 30 2022	Sep 30 2021(1)
(Gain) loss from investments	$(36)	$35	$(94)	$(129)
Dividend income	(3)	(2)	(9)	(7)
	$(39)	$33	$(103)	$(136)
(1) Includes the gain and dividend income from the Company's investment in Inter Pipeline Ltd.
The Company's 22.6 million share investment in PrairieSky Royalty Ltd. does not constitute significant influence, and is accounted for at fair value through profit or loss, measured at each reporting date. As at September 30, 2022, the market price per common share was $17.81 (December 31, 2021 – $13.63; September 30, 2021 – $13.51).

Canadian Natural Resources Limited	7	Three and nine months ended September 30, 2022

7. OTHER LONG-TERM ASSETS

	Sep 30 2022	Dec 31 2021
Prepaid cost of service tolls	$197	$157
Long-term inventory	136	126
Risk management (note 15)	36	140
Long-term contracts and prepayments (1)	205	177
	574	600
Less: current portion	88	35
	$486	$565
(1)Includes physical product sales contracts assumed in the acquisition of Painted Pony in the fourth quarter of 2020, and the unamortized portion of the Company's share bonus program.
The Company has a 50% equity investment in NWRP. NWRP operates a 50,000 barrels per day bitumen upgrader and refinery that processes approximately 12,500 barrels per day (25% toll payer) of bitumen feedstock for the Company and 37,500 barrels per day (75% toll payer) of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC"), an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period until 2058 (note 16). Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment (note 17).
During the third quarter of 2022, NWRP extended its $3,000 million syndicated credit facility and increased it to $3,175 million. The revolving portion of the credit facility was increased to $2,175 million, with $118 million maturing in June 2023, and $2,057 million maturing in June 2025. The $1,000 million non-revolving portion of the credit facility was extended, with $60 million maturing in June 2023, and $940 million maturing in June 2025. During the third quarter of 2022, NWRP also entered into a $150 million facility to support letters of credit.
The carrying value of the Company's interest in NWRP is $nil, and as at September 30, 2022, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $588 million (December 31, 2021 – $562 million). For the three months ended September 30, 2022, the Company's unrecognized share of the equity loss was $1 million (nine months ended September 30, 2022 – unrecognized equity loss of $26 million; three months ended September 30, 2021 – unrecognized equity loss of $21 million; nine months ended September 30, 2021 – recovery of unrecognized equity losses of $3 million and partnership distributions of $400 million).
8. LONG-TERM DEBT

	Sep 30 2022	Dec 31 2021
Canadian dollar denominated debt, unsecured
Medium-term notes	$1,720	$3,200

US dollar denominated debt, unsecured
Bank credit facilities (September 30, 2022 – US$nil; December 31, 2021 – US$901 million)	—	1,140
US dollar debt securities (September 30, 2022 – US$8,250 million; December 31, 2021 – US$8,250 million)	11,302	10,441
	11,302	11,581
Long-term debt before transaction costs and original issue discounts, net	13,022	14,781
Less: original issue discounts, net (1)	13	15
transaction costs (1) (2)	60	72
	12,949	14,694
Less: current portion of other long-term debt (1) (2)	1,369	1,000
	$11,580	$13,694
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.

Canadian Natural Resources Limited	8	Three and nine months ended September 30, 2022

Bank Credit Facilities and Commercial Paper
As at September 30, 2022, the Company had undrawn revolving bank credit facilities of $5,520 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit.
•a $100 million demand credit facility;
•a $500 million revolving credit facility, maturing February 2023;
•a $2,425 million revolving syndicated credit facility, maturing June 2024; and
•a $2,495 million revolving syndicated credit facility, with $70 million maturing June 2023, and $2,425 million maturing June 2025.
During the second quarter of 2022, the Company repaid and cancelled the $500 million non-revolving portion of the $1,000 million term credit facility, reducing the remaining facility to the $500 million revolving facility maturing February 2023. Subsequent to September 30, 2022, the $500 million revolving credit facility was extended to February 2024.
During the first quarter of 2022, the Company repaid $500 million of the $1,150 million non-revolving term credit facility maturing February 2023. During the second quarter of 2022, the Company repaid the remaining $650 million and the facility was cancelled.
Borrowings under the Company's revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, SOFR, US base rate or Canadian prime rate.
During the first quarter of 2022, the Company discontinued its £5 million demand credit facility related to its North Sea operations.
The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
The Company's weighted average interest rate on total long-term debt outstanding for the nine months ended September 30, 2022 was 4.2% (September 30, 2021 – 3.4%).
As at September 30, 2022, letters of credit and guarantees aggregating to $571 million were outstanding.
Medium-Term Notes
In July 2021, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
During the third quarter of 2022, the Company repaid through market purchases $341 million of medium-term notes with interest rates ranging from 1.45% to 3.55%, originally due between 2023 and 2028 (nine months ended September 30, 2022 - $480 million). Subsequent to September 30, 2022, the Company repaid through market purchases an additional $5 million of medium-term notes.
During the first quarter of 2022, the Company repaid $1,000 million of 3.31% medium-term notes.
US Dollar Debt Securities
In July 2021, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.

Canadian Natural Resources Limited	9	Three and nine months ended September 30, 2022

9. OTHER LONG-TERM LIABILITIES

	Sep 30 2022	Dec 31 2021
Asset retirement obligations	$6,428	$6,806
Lease liabilities (note 5)	1,530	1,584
Share-based compensation	628	489
Transportation and processing contracts	178	241
Risk management (note 15)	21	85
Other (1)	141	127
	8,926	9,332
Less: current portion	996	948
	$7,930	$8,384
(1)Includes $25 million (December 31, 2021 – $48 million) in deferred purchase consideration payable in the first quarter of 2023.
Asset Retirement Obligations
The Company's asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 5.6% (December 31, 2021 – 4.0%) with inflation rates of up to approximately 10% for 2022, returning to up to approximately 2% thereafter (December 31, 2021 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Sep 30 2022	Dec 31 2021
Balance – beginning of period	$6,806	$5,861
Liabilities incurred	17	5
Liabilities acquired, net	11	76
Liabilities settled	(349)	(307)
Asset retirement obligation accretion	199	185
Revision of cost estimates	519	508
Revision of timing estimates (1)	854	1,208
Change in discount rates	(1,698)	(723)
Foreign exchange adjustments	69	(7)
Balance – end of period	6,428	6,806
Less: current portion	272	249
	$6,156	$6,557
(1)Reflects changes to the estimated timing of settlement of the Company's asset retirement obligations due to provincial regulatory changes in Alberta and Saskatchewan.

Canadian Natural Resources Limited	10	Three and nine months ended September 30, 2022

Share-Based Compensation
The liability for share-based compensation includes costs incurred under the Company's Stock Option Plan and Performance Share Unit ("PSU") plans. The Company’s Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met.
The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	Sep 30 2022	Dec 31 2021
Balance – beginning of period	$489	$160
Share-based compensation expense	485	514
Cash payment for stock options surrendered and PSUs vested	(75)	(48)
Transferred to common shares	(276)	(139)
Other	5	2
Balance – end of period	628	489
Less: current portion	409	329
	$219	$160
10. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended		Nine Months Ended
Expense (recovery)	Sep 30 2022	Sep 30 2021	Sep 30 2022	Sep 30 2021
Current corporate income tax – North America	$755	$541	$2,444	$1,150
Current corporate income tax – North Sea	14	4	36	10
Current corporate income tax – Offshore Africa	21	7	51	18
Current PRT (1) – North Sea	(36)	(5)	(37)	(22)
Other taxes	3	4	13	9
Current income tax	757	551	2,507	1,165
Deferred income tax	194	56	450	206
Income tax	$951	$607	$2,957	$1,371
(1)Petroleum Revenue Tax

Canadian Natural Resources Limited	11	Three and nine months ended September 30, 2022

11. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Nine Months Ended Sep 30, 2022
Issued Common Shares	Number of shares (thousands)	Amount
Balance – beginning of period	1,168,369	$10,168
Issued upon exercise of stock options	8,816	332
Previously recognized liability on stock options exercised for common shares	—	276
Purchase of common shares under Normal Course Issuer Bid	(67,738)	(614)
Balance – end of period	1,109,447	$10,162
Dividend Policy
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On November 2, 2022, the Board of Directors approved a 13% increase in the quarterly dividend to $0.85 per common share, beginning with the dividend payable on January 5, 2023.
On August 3, 2022, the Board of Directors approved a special dividend of $1.50 per common share, paid on August 31, 2022.
On March 2, 2022, the Board of Directors approved a 28% increase in the quarterly dividend to $0.75 per common share. On November 3, 2021, the Board of Directors approved a 25% increase in the quarterly dividend to $0.5875 per common share. On March 3, 2021, the Board of Directors approved an 11% increase in the quarterly dividend to $0.47 per common share, from $0.425 per common share.
Normal Course Issuer Bid
On March 8, 2022, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 101,574,207 common shares, representing 10% of the public float, over a 12-month period commencing March 11, 2022 and ending March 10, 2023.
For the nine months ended September 30, 2022, the Company purchased 67,738,200 common shares at a weighted average price of $71.23 per common share for a total cost of $4,825 million. Retained earnings were reduced by $4,211 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to September 30, 2022, the Company purchased 3,450,000 common shares at a weighted average price of $76.64 per common share for a total cost of $264 million.

Canadian Natural Resources Limited	12	Three and nine months ended September 30, 2022

Share-Based Compensation – Stock Options
The following table summarizes information relating to stock options outstanding as at September 30, 2022:

	Nine Months Ended Sep 30, 2022
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	38,327	$35.88
Granted	7,121	$67.46
Exercised for common shares	(8,816)	$37.70
Surrendered for cash settlement	(346)	$38.12
Forfeited	(2,354)	$41.02
Outstanding – end of period	33,932	$41.66
Exercisable – end of period	4,718	$36.81
The Stock Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.
12. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of taxes, were as follows:

	Sep 30 2022	Sep 30 2021
Derivative financial instruments designated as cash flow hedges	$75	$95
Foreign currency translation adjustment	155	(58)
	$230	$37
13. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders' equity, as determined at each reporting date.
The Company's objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of current and long-term debt less cash and cash equivalents divided by the sum of the carrying value of shareholders' equity plus current and long-term debt less cash and cash equivalents. The Company's internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. As at September 30, 2022, the ratio was slightly below the target range at 24.5%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Sep 30 2022	Dec 31 2021
Long-term debt	$12,949	$14,694
Less: cash and cash equivalents	565	744
Long-term debt, net	$12,384	$13,950
Total shareholders' equity	$38,139	$36,945
Debt to book capitalization	24.5%	27.4%
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at September 30, 2022, the Company was in compliance with this covenant.

Canadian Natural Resources Limited	13	Three and nine months ended September 30, 2022

14. NET EARNINGS PER COMMON SHARE

		Three Months Ended		Nine Months Ended
		Sep 30 2022	Sep 30 2021	Sep 30 2022	Sep 30 2021
Weighted average common shares outstanding – basic (thousands of shares)		1,118,717	1,179,603	1,144,705	1,183,463
Effect of dilutive stock options (thousands of shares)		12,712	5,356	14,530	3,689
Weighted average common shares outstanding – diluted (thousands of shares)		1,131,429	1,184,959	1,159,235	1,187,152
Net earnings		$2,814	$2,202	$9,417	$5,130
Net earnings per common share	– basic	$2.52	$1.87	$8.23	$4.33
	– diluted	$2.49	$1.86	$8.12	$4.32
15. FINANCIAL INSTRUMENTS
The carrying amounts of the Company's financial instruments by category were as follows:

	Sep 30, 2022
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Cash and cash equivalents	$565	$—	$—	$—	$565
Accounts receivable	3,912	—	—	—	3,912
Investments	—	403	—	—	403
Other long-term assets	—	36	—	—	36
Accounts payable	—	—	—	(1,265)	(1,265)
Accrued liabilities	—	—	—	(3,943)	(3,943)
Other long-term liabilities (1)	—	(21)	—	(1,555)	(1,576)
Long-term debt (2)	—	—	—	(12,949)	(12,949)
	$4,477	$418	$—	$(19,712)	$(14,817)

	Dec 31, 2021
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Cash and cash equivalents	$744	$—	$—	$—	$744
Accounts receivable	3,111	—	—	—	3,111
Investments	—	309	—	—	309
Other long-term assets	—	—	140	—	140
Accounts payable	—	—	—	(803)	(803)
Accrued liabilities	—	—	—	(3,064)	(3,064)
Other long-term liabilities (1)	—	(64)	(21)	(1,632)	(1,717)
Long-term debt (2)	—	—	—	(14,694)	(14,694)
	$3,855	$245	$119	$(20,193)	$(15,974)
(1)Includes $1,530 million of lease liabilities (December 31, 2021 – $1,584 million) and $25 million of deferred purchase consideration payable in the first quarter of 2023 (December 31, 2021 – $48 million).
(2)Includes the current portion of long-term debt.

Canadian Natural Resources Limited	14	Three and nine months ended September 30, 2022

The carrying amounts of the Company's financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company's investments, recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:

	Sep 30, 2022
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4)
Investments (3)	$403	$403	$—	$—
Other long-term assets	$36	$—	$36	$—
Other long-term liabilities	$(46)	$—	$(21)	$(25)
Fixed rate long-term debt (5) (6)	$(12,949)	$(12,299)	$—	$—

	Dec 31, 2021
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4)
Investments (3)	$309	$309	$—	$—
Other long-term assets	$140	$—	$140	$—
Other long-term liabilities	$(133)	$—	$(85)	$(48)
Fixed rate long-term debt (5) (6)	$(13,554)	$(15,420)	$—	$—
(1)Excludes financial assets and liabilities where the carrying amount approximates fair value due to the short-term nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities).
(2)There were no transfers between Level 1, 2 and 3 financial instruments.
(3)The fair values of the investments are based on quoted market prices.
(4)The fair value of the deferred purchase consideration included in other long-term liabilities is based on the present value of future cash payments.
(5)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(6)Includes the current portion of fixed rate long-term debt.
Risk Management
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes. The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company's consolidated balance sheets.

Asset (liability)	Sep 30 2022	Dec 31 2021
Derivatives held for trading
Natural gas (1)	$16	$(41)
Crude oil and NGLs (1)	(2)	(10)
Foreign currency forward contracts	1	(13)
Cash flow hedges
Foreign currency forward contracts	—	(21)
Cross currency swaps	—	140
	$15	$55
Included within:
Current portion of other long-term assets	$27	$5
Current portion of other long-term liabilities	(21)	(72)
Other long-term assets	9	135
Other long-term liabilities	—	(13)
	$15	$55
(1)Commodity financial instruments assumed in the acquisitions of Storm Resources Ltd. and Painted Pony Energy Ltd. in the fourth quarter of 2021 and 2020, respectively.

Canadian Natural Resources Limited	15	Three and nine months ended September 30, 2022

The estimated fair values of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States interest rate yield curves, and Canadian and United States forward foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.
The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	Sep 30 2022	Dec 31 2021
Balance – beginning of period	$55	$(24)
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities	79	(12)
Foreign exchange	(119)	82
Other comprehensive income	—	9
Balance – end of period	15	55
Less: current portion	6	(67)
	$9	$122
Net (gain) loss from risk management activities were as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2022	Sep 30 2021	Sep 30 2022	Sep 30 2021
Net realized risk management (gain) loss	$(44)	$(4)	$(5)	$23
Net unrealized risk management (gain) loss	(48)	(19)	(43)	11
	$(92)	$(23)	$(48)	$34
Financial Risk Factors
a)     Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange rate risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases.
The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. As at September 30, 2022, the Company had no significant interest rate swap contracts outstanding.

Canadian Natural Resources Limited	16	Three and nine months ended September 30, 2022

Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper and working capital. As at September 30, 2022, the Company had no cross currency swap contracts outstanding.
During the second quarter of 2022, the Company settled the US$550 million cross currency swap designated as a cash flow hedge of a portion of the US$1,100 million 6.25% US dollar debt securities due March 2038. The Company realized cash proceeds of $158 million on settlement.
As at September 30, 2022, the Company had US$597 million of foreign currency forward contracts outstanding, with original terms of up to 90 days, all of which were designated as derivatives held for trading.
b)     Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company's accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. As at September 30, 2022, substantially all of the Company's accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. As at September 30, 2022, the Company had net risk management assets of $24 million with specific counterparties related to derivative financial instruments (December 31, 2021 – $140 million).
The carrying amount of financial assets approximates the maximum credit exposure.
c)     Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.
As at September 30, 2022, the maturity dates of the Company's financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$1,265	$—	$—	$—
Accrued liabilities	$3,943	$—	$—	$—
Long-term debt (1)	$1,370	$1,439	$3,797	$6,416
Other long-term liabilities (2)	$239	$159	$426	$752
Interest and other financing expense (3)	$623	$592	$1,472	$3,886
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $193 million; one to less than two years, $159 million; two to less than five years, $426 million; and thereafter, $752 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at September 30, 2022.

Canadian Natural Resources Limited	17	Three and nine months ended September 30, 2022

16. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company's commitments as at September 30, 2022:

	Remaining 2022	2023	2024	2025	2026	Thereafter
Product transportation and processing (1)	$284	$1,119	$1,194	$1,070	$1,008	$12,013
North West Redwater Partnership service toll (2)	$36	$144	$145	$143	$124	$4,678
Offshore vessels and equipment	$41	$42	$—	$—	$—	$—
Field equipment and power	$17	$21	$21	$21	$21	$226
Other	$8	$22	$23	$21	$16	$—
(1)Includes commitments pertaining to a 20-year product transportation agreement on the Trans Mountain Pipeline Expansion.
(2)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $2,534 million of interest payable over the 40-year tolling period, ending in 2058 (note 7).
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	18	Three and nine months ended September 30, 2022

17. SEGMENTED INFORMATION

	North America				North Sea				Offshore Africa				Total Exploration and Production
	Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended
	Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30
(millions of Canadian dollars, unaudited)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Segmented product sales
Crude oil and NGLs	4,622	3,506	16,631	10,047	48	141	395	410	143	163	541	381	4,813	3,810	17,567	10,838
Natural gas	1,266	644	3,697	1,583	3	1	9	3	18	5	47	20	1,287	650	3,753	1,606
Other income and revenue (1)	59	28	198	81	—	—	3	—	2	3	6	6	61	31	207	87
Total segmented product sales	5,947	4,178	20,526	11,711	51	142	407	413	163	171	594	407	6,161	4,491	21,527	12,531
Less: royalties	(977)	(448)	(3,193)	(1,128)	—	—	(1)	(1)	(20)	(8)	(50)	(18)	(997)	(456)	(3,244)	(1,147)
Segmented revenue	4,970	3,730	17,333	10,583	51	142	406	412	143	163	544	389	5,164	4,035	18,283	11,384
Segmented expenses
Production	911	728	2,771	2,169	46	85	241	253	25	30	78	77	982	843	3,090	2,499
Transportation, blending and feedstock	1,290	1,023	4,889	3,313	1	1	5	5	1	1	1	1	1,292	1,025	4,895	3,319
Depletion, depreciation and amortization	913	881	2,646	2,630	15	40	94	127	39	48	132	123	967	969	2,872	2,880
Asset retirement obligation accretion	50	26	120	76	10	6	23	16	2	1	5	4	62	33	148	96
Risk management activities (commodity derivatives)	(49)	(4)	6	32	—	—	—	—	—	—	—	—	(49)	(4)	6	32
Gain on acquisitions	—	(478)	—	(478)	—	—	—	—	—	—	—	—	—	(478)	—	(478)
Income from North West Redwater Partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total segmented expenses	3,115	2,176	10,432	7,742	72	132	363	401	67	80	216	205	3,254	2,388	11,011	8,348
Segmented earnings (loss)	1,855	1,554	6,901	2,841	(21)	10	43	11	76	83	328	184	1,910	1,647	7,272	3,036
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange loss (gain)
(Gain) loss from investments
Total non–segmented expenses
Earnings before taxes
Current income tax
Deferred income tax
Net earnings

Canadian Natural Resources Limited	19	Three and nine months ended September 30, 2022

	Oil Sands Mining and Upgrading				Midstream and Refining				Inter–segment elimination and other				Total
	Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended
	Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30
(millions of Canadian dollars, unaudited)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Segmented product sales
Crude oil and NGLs (2)	6,056	3,848	15,869	9,625	21	21	59	61	111	(72)	6	(247)	11,001	7,607	33,501	20,277
Natural gas	—	—	—	—	—	—	—	—	55	44	196	152	1,342	694	3,949	1,758
Other income and revenue (1)	36	15	151	55	134	179	701	481	—	(5)	9	6	231	220	1,068	629
Total segmented product sales	6,092	3,863	16,020	9,680	155	200	760	542	166	(33)	211	(89)	12,574	8,521	38,518	22,664
Less: royalties	(1,120)	(354)	(2,665)	(673)	—	—	—	—	—	—	—	—	(2,117)	(810)	(5,909)	(1,820)
Segmented revenue	4,972	3,509	13,355	9,007	155	200	760	542	166	(33)	211	(89)	10,457	7,711	32,609	20,844
Segmented expenses
Production	1,005	855	3,059	2,543	72	50	208	192	17	14	46	49	2,076	1,762	6,403	5,283
Transportation, blending and feedstock (2)	684	387	1,785	978	113	146	536	385	146	(42)	156	(143)	2,235	1,516	7,372	4,539
Depletion, depreciation and amortization	484	469	1,341	1,360	3	4	11	11	—	—	—	—	1,454	1,442	4,224	4,251
Asset retirement obligation accretion	20	14	51	43	—	—	—	—	—	—	—	—	82	47	199	139
Risk management activities (commodity derivatives)	—	—	—	—	—	—	—	—	—	—	—	—	(49)	(4)	6	32
Gain on acquisitions	—	—	—	—	—	—	—	—	—	—	—	—	—	(478)	—	(478)
Income from North West Redwater Partnership	—	—	—	—	—	—	—	(400)	—	—	—	—	—	—	—	(400)
Total segmented expenses	2,193	1,725	6,236	4,924	188	200	755	188	163	(28)	202	(94)	5,798	4,285	18,204	13,366
Segmented earnings (loss)	2,779	1,784	7,119	4,083	(33)	—	5	354	3	(5)	9	5	4,659	3,426	14,405	7,478
Non–segmented expenses
Administration													94	87	307	269
Share-based compensation													(4)	57	485	323
Interest and other financing expense													150	178	473	540
Risk management activities (other)													(43)	(19)	(54)	2
Foreign exchange loss (gain)													736	281	923	(21)
(Gain) loss from investments													(39)	33	(103)	(136)
Total non-segmented expenses													894	617	2,031	977
Earnings before taxes													3,765	2,809	12,374	6,501
Current income tax													757	551	2,507	1,165
Deferred income tax													194	56	450	206
Net earnings													2,814	2,202	9,417	5,130
(1)Includes the sale of diesel and other refined products and other income, including government grants and recoveries associated with the joint operations partners' share of the costs of lease contracts.
(2)Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.

Canadian Natural Resources Limited	20	Three and nine months ended September 30, 2022

Capital Expenditures (1)

	Nine Months Ended
	Sep 30, 2022			Sep 30, 2021
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures (proceeds)	Non-cash and fair value changes (2)	Capitalized costs
Exploration and evaluation assets
Exploration and Production
North America	$24	$(50)	$(26)	$(1)	$(43)	$(44)
Offshore Africa	—	—	—	6	—	6
	24	(50)	(26)	5	(43)	(38)
Property, plant and equipment
Exploration and Production
North America	2,432	(17)	2,415	1,362	(96)	1,266
North Sea	78	(104)	(26)	125	(6)	119
Offshore Africa	67	(38)	29	37	2	39
	2,577	(159)	2,418	1,524	(100)	1,424
Oil Sands Mining and Upgrading (3)	1,277	(654)	623	1,388	(322)	1,066
Midstream and Refining	7	—	7	6	—	6
Head office	18	—	18	16	—	16
	3,879	(813)	3,066	2,934	(422)	2,512
	$3,903	$(863)	$3,040	$2,939	$(465)	$2,474
(1)This table provides a reconciliation of capitalized costs, reported in note 3 and note 4, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.
(3)Net expenditures includes the acquisition of a 5% net carried interest on an existing oil sands lease in the second quarter of 2021.
Segmented Assets

	Sep 30 2022	Dec 31 2021
Exploration and Production
North America	$30,942	$30,645
North Sea	1,622	1,561
Offshore Africa	1,335	1,332
Other	118	40
Oil Sands Mining and Upgrading	42,421	42,016
Midstream and Refining	867	886
Head office	174	185
	$77,479	$76,665

Canadian Natural Resources Limited	21	Three and nine months ended September 30, 2022

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company's continuous offering of medium-term notes pursuant to the short form prospectus dated July 2021. These ratios are based on the Company's interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended September 30, 2022:
Interest coverage (times)
Net earnings (1)	25.5x
Adjusted funds flow (2)	36.9x
(1)Net earnings plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(2)Adjusted funds flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	22	Three and nine months ended September 30, 2022